Nintendo®

**Nintendo Co., Ltd.**
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9615

[redacted]

04054146

December 17, 2004

***By Airmail***
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act:

- Amended Report of Semi-annual Securities Report (Summary translation dated December 16, 2004)
- Amended Report of Annual Securities Report (Summary translation dated December 16, 2004)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,



NINTENDO CO., LTD.

Kenichi Sugimoto

Enclosure

(Summary Translation)
File Number: 82-2544

December 16, 2004

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Amended Report of Annual Securities Report

1. Reason for Submission of Amended Report of Annual Securities Report

Partial amendment was made on the Annual Securities Report for the year ended March 31, 2004 submitted on June 30, 2004. Based on Article 24-2, Section 1 of the Securities Exchange Law, Amended Report of Annual Securities Report is to be submitted.

2. Relevant Amended Section

| | |
|---|---|
| Section 1 | Corporate information |
| 4 | Company information |
| 1 | Common stock information etc. |
| (4) | Major shareholders' information |
| | about "The Master Trust Bank of Japan, Ltd. (Retirement benefit trust (UFJ Bank account))" |

A note is added since UFJ Equity Investments Co., Ltd., a subsidiary of UFJ Bank Ltd., is the substantial holder of 1,561 thousand shares out of 1,912 thousand shares UFJ Bank Ltd. holds.

The footnote after the amendement is as follows (underlined part is newly added):

3 ※1: In addition to the shares held by UFJ Bank Ltd. as retirement benefit funds listed above, it holds 1,912 thousand shares, 1,561 thousand of which are in substance held by UFJ Equity Investments Co., Ltd., a subsidiary of UFJ Bank Ltd.

(Summary Translation)
File Number: 82-2544

December 16, 2004

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Amended Report of Semi-annual Securities Report

1. Reason for Submission of Amended Report of Semi-annual Securities Report

Partial amendment was made on the Semi-annual Securities Report for six months ended September 30, 2003 submitted on December 16, 2003. Based on Article 24-5, Section 5 of the Securities Exchange Law, Amended Report of Semi-annual Securities Report is to be submitted.

2. Relevent Amended Section

| | |
|---|---|
| Section 1 | Corporate information |
| 4 | Company information |
| 1 | Common stock information etc. |
| (4) | Major shareholders' information |

about "The Master Trust Bank of Japan, Ltd. (Retirement benefit trust (UFJ Bank account))"

A note is added since UFJ Equity Investments Co., Ltd., a subsidiary of UFJ Bank Ltd., is the substantial holder of 1,561 thousand shares out of 1,912 thousand shares UFJ Bank Ltd. holds.

The footnote after the amendement is as follows (underlined part is newly added):

3 ※1: In addition to the shares held by UFJ Bank Ltd. as retirement benefit funds listed above, it holds 1,912 thousand shares, 1,561 thousand of which are in substance held by UFJ Equity Investments Co., Ltd., a subsidiary of UFJ Bank Ltd.